SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CROWLEY MARITIME CORPORATION
(Name of Subject Company)

CROWLEY MARITIME CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

228090106
(CUSIP Number of Class of Securities)

Gary L. Depolo
Chairman of the Special Committee of the Board of Directors
Crowley Maritime Corporation
9487 Regency Square
Jacksonville, Florida 32225
(904) 727-2200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Bruce Alan Mann
Michael O’Bryan
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer (the “Offer”) by Crowley Newco Corporation, a Delaware corporation (“Purchaser”), to purchase all the outstanding shares of common stock, par value $.01 (the “Common Stock”) (other than those beneficially owned by Purchaser), of Crowley Maritime Corporation, a Delaware corporation (the “Company”). Purchaser is a newly formed Delaware entity created to effectuate the Offer and the Merger (as defined below). All equity interests of Purchaser are currently held by Thomas B. Crowley, Jr., the Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

Purchaser has binding agreements with certain directors of the Company and certain persons and entities they control, and, separately, with the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (collectively, the “Continuing Stockholders”), requiring each of them to contribute all their shares of capital stock of the Company to Purchaser in exchange for capital stock in Purchaser at the same time Purchaser accepts for payment the shares of Common Stock in the Offer.

Purchaser is making the Offer in part to settle a pending lawsuit, Franklin Balance Sheet Investment Fund v. Crowley (“Franklin”). Franklin is a purported class action and a derivative complaint that was filed on November 30, 2004, in the Court of Chancery in the State of Delaware (the “Delaware Chancery Court”) against the Company and certain members of its board of directors (the “Board of Directors”) alleging breaches of fiduciary duties owed by the director defendants to the Company and certain members of its stockholders. The plaintiffs have agreed to dismiss the lawsuit if they and the other holders of Common Stock (other than the Continuing Stockholders) have the opportunity, through a tender offer, to sell their Common Stock for $2,990 per share in cash. In addition, the plaintiffs have agreed to tender all of the shares they own or control and will not oppose the Offer or the Merger, withdraw shares tendered, transfer or dispose of such shares or exercise appraisal rights in the Merger.

Purchaser is also making this Offer as part of its goal of acquiring the entire equity interest in the Company not beneficially owned by Purchaser. The Offer is the first step in both a plan to settle Franklin and to take the Company private.

If the Offer is consummated, Purchaser intends to cause itself to merge with and into the Company through a “short-form” merger (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), without a vote of the stockholders of the Company. Pursuant to the Merger, each issued and outstanding share of capital stock of the Company (other than shares held by Purchaser and shares held by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into and represent the right to receive, in the case of Common Stock, cash in the amount of $2,990 per share and, in the case of Series A Junior Convertible Preferred Stock, par value $100 per share, of the Company (“Series A Preferred”), cash in the amount of $249.16 per share (plus all unpaid cumulative dividends thereon to the date of the Merger). The Company will be the surviving entity in the Merger.

After the Merger, the Company will be owned of record and/or beneficially exclusively by the Continuing Stockholders, which consist of Thomas B. Crowley, Jr., Molly M. Crowley, Christine S. Crowley, Crowley Asset Management L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (collectively, the “Crowley Group”), and by the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan Employee (collectively, the “Plans”).

All information contained in this Schedule 14D-9 or incorporated by reference herein regarding Purchaser, the Crowleys (as defined below) or any of the other Continuing Stockholders was provided for inclusion herein by Purchaser or the Continuing Stockholders or was obtained from reports or statements filed by Purchaser or the Continuing Stockholders with the Securities and Exchange Commission (the “SEC”), and neither the Special Committee nor the Company takes any responsibility for such information.

Item 1.	Subject Company Information.

(a)   Name and Address. The name of the subject company is Crowley Maritime Corporation. The principal executive offices of the subject company are located at 9487 Regency Square Boulevard, Jacksonville, Florida 32225 and its telephone number is (904) 727-2200.

(b)   Securities. This Schedule 14D-9 relates to the Company’s Common Stock. As of the close of business on March 16, 2007, there were 89,851 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a)   Name and Address. This Schedule 14D-9 is being filed in the name of the Company by a special committee (the “Special Committee”). The name, business address and business telephone number of the Company filing this statement are set forth in Item 1(a) above, which information is incorporated herein by reference.

The Special Committee consists of Gary L. Depolo, Earl T. Kivett and Leland S. Prussia, each of whom is neither employed by the Company nor affiliated with Purchaser. The members of the Special Committee are not Continuing Stockholders and have no financial interest in the Offer and the Merger.

(b)   Tender Offer. This Schedule 14D-9 relates to the tender offer made by Purchaser disclosed in a Tender Offer Statement on Schedule TO, dated March 19, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of Common Stock (other than those shares held by the Continuing Stockholders) at a price of $2,990 per share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and incorporated herein by reference.

The Offer is conditioned upon, among other things:

(1)	the Delaware Chancery Court approving the settlement of Franklin, dismissing the lawsuit and the time for appeal of the Court’s approval having expired;

(2)	there being validly tendered and not withdrawn prior to the expiration date of the Offer, a number of shares of Common Stock that constitute both:

(A)
a majority of the shares of Common Stock outstanding on the expiration date of the Offer that are beneficially owned by all the Company’s stockholders other than Purchaser, the directors and officers of the Company and persons and entities they control, and the Plans (the “Unaffiliated Stockholders”) (the “Majority of the Minority Condition”) and

(B)
together with shares of Common Stock beneficially owned by Purchaser, at least ninety-five percent (95%) of the total number of shares of Common Stock outstanding on the expiration date of the Offer (the “Minimum Condition”);

(3)
Purchaser owning at the expiration date of the Offer at least ninety-five percent (95%) of the shares of Series A Preferred outstanding and ninety-five percent (95%) of the non-voting Class N Common Shares, par value $.01 per share, of the Company (the “Class N”) outstanding; and

(4)	the Board of Directors or the Special Committee shall not have determined to oppose the Offer and/or the Merger.

The Offer is also subject to other important terms and conditions as set forth in the Offer to Purchase. Purchaser has reserved the right (subject to the applicable rules and regulations of the SEC) to amend or waive any one or more of the terms and conditions of the Offer. However, Purchaser has stated in the Offer to Purchase that it will not waive the Majority of the Minority Condition.

As of the date hereof, the minimum number of shares of Common Stock required to be tendered in order to satisfy the Majority of the Minority Condition is approximately 13,805, and the minimum number of shares of Common Stock required to be tendered in order to satisfy the Minimum Condition is approximately 26,797. As a result of the agreements with the Continuing Stockholders, as of the date hereof, Purchaser beneficially owned an aggregate of 58,562 shares of Common Stock, 314,794 shares of Series A Preferred, and 46,138 shares of Class N, which represented approximately 65.2%, 99.9% and 100% of the then issued and outstanding shares of Common Stock, Series A Preferred and Class N, respectively. A Schedule 13D filed with the SEC on November 30, 2004, as amended by Amendment No. 1 filed on December 27, 2005, reports holdings by the Franklin plaintiffs of 9,386 shares of Common Stock.

As set forth in the Schedule TO, the business address of Purchaser is 555 12th Street, Suite 2130, Oakland, California 94607 and its telephone number is (510) 251-7500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 (including exhibits and any information incorporated into it by reference), to the Special Committee’s knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) any of its executive officers, directors or affiliates or (b) Purchaser or any of its executive officers, directors or affiliates.

Related Party Transactions.

Thomas B. Crowley, Jr., the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and certain trusts for the benefit of his descendants, who are all Continuing Stockholders, are parties to certain split-dollar life insurance agreements. These agreements were created for estate planning purposes intended to promote the long-term stability of the Company and generally provide for: (a) the Company to pay the annual premiums for certain life insurance policies owned by Mr. Crowley or the trusts; and (b) Mr. Crowley, or the trusts, to reimburse the Company in an amount equal to the annual term cost of the insurance coverage. The policies are pledged to the Company as security for the obligation of Mr. Crowley, or the trusts, as the case may be, to pay to the Company, upon termination of the split-dollar life insurance agreements, an amount equal to the aggregate amounts of premiums paid by the Company as such amounts may have been reduced by certain payments made by or on behalf of Mr. Crowley or the trusts prior to the date upon which the split-dollar life insurance agreements terminate, except that if the agreements are terminated prior to the death of the insureds the amount owed by Mr. Crowley and the trusts is limited to the cash surrender value of the policies. During the last fiscal year, the largest aggregate amount owed by Mr. Crowley and the trusts based upon the cash surrender value of these policies was $12.0 million. As of December 31, 2006, the amount owed by Mr. Crowley and the trusts based upon the cash surrender value of these insurance policies was $12.0 million. No interest is charged by the Company for any and all amounts which may be outstanding under these arrangements.

It is currently uncertain whether the Sarbanes-Oxley Act of 2002 (“Sarbanes Oxley”) prohibits the Company from continuing to pay the annual premiums for these life insurance policies owned by Mr. Crowley and the trusts. While Sarbanes Oxley does not specifically address these types of insurance arrangements, it generally makes it unlawful for an issuer to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. Since it is possible that Sarbanes Oxley might be construed as treating annual premium payments made after July 30, 2002 under the split-dollar life insurance agreements as new extensions of credit which would be prohibited by Sarbanes Oxley, the Company has suspended making any annual premium payments for the life insurance policies owned by Mr. Crowley and the trusts. While the Company may decide in the future to resume making such payments, Mr. Crowley has advised the Company that he will continue, in the meantime, to pay the term cost of the insurance coverage.

On December 23, 2003, the Company and Mr. Crowley entered into a settlement agreement (the “Insurance Agreement”) terminating one of the split dollar life insurance agreements. Pursuant to the Insurance Agreement, Mr. Crowley paid the Company approximately $7.5 million, an amount representing premiums paid by the Company for the insurance policies subject to the terminated split dollar life insurance agreement. The Insurance Agreement also provides that the Company pay Mr. Crowley annually an amount, on an after-tax basis, equal to the interest payable by Mr. Crowley on financing he arranged to make this payment to the Company. This obligation terminates: (a) upon surrender or termination of the polices subject to the Insurance Agreement, unless Mr. Crowley rolls over or reinvests the entire amount received upon surrender or termination into one or more new policies on the life of Mrs. Molly Crowley; (b) at the Company’s option if Mr. Crowley ceases to be employed by the Company; (c) upon the death of Mrs. Molly Crowley; or (d) upon the bankruptcy, insolvency or dissolution of the Company. In the Insurance Agreement, Mr. Crowley released any claims that he might have against the Company due to the Company having ceased making premium payments as required by the terminated split dollar life insurance agreement.

William P. Verdon, a member of the Board of Directors, and the Company are party to an Agreement for Contract Services (the “Consulting Agreement”) entered into on October 12, 2005 at which time Mr. Verdon was employed as the Company’s Senior Vice President and General Counsel. Under the terms of the Consulting Agreement: (a) Mr. Verdon agreed to serve as a consultant for a term of three years after his employment as Senior Vice President and General Counsel ended on December 31, 2005, thereby providing the Company with the continued benefit of his knowledge and expertise; and (b) the Company agreed to pay Mr. Verdon a monthly retainer of $16,667 plus the cost of term life insurance in the amount of $550,000 during the term of the Consulting Agreement.

Interests of Certain Persons in the Offer and the Merger.

The Unaffiliated Stockholders also should be aware that the Crowleys (as defined below) and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. Similarly, the current officers and directors of the Company may have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger.

Control. Thomas B. Crowley, Jr. is and after the Offer and the Merger will continue to be the controlling stockholder of the Company.

Directors and Officers. Immediately following the Merger, the officers and directors of the Company will continue to serve in their respective roles as officers and directors of the Company. In addition, Thomas B. Crowley, Jr. is the Chairman of the Board of Directors, and after the Merger he will continue to be the Chairman of the Board of Directors. As a result of the settlement of Franklin, which is one of the purposes of the Offer, Thomas B. Crowley, Jr., Molly M. Crowley, Phillip E. Bowles, Gary L. Depolo, Earl T. Kivett, William A. Pennella, Leland S. Prussia and Cameron W. Wolfe, Jr., all directors and/or officers of the Company, would no longer be defendants in such action.

It is expected that the shares of Common Stock beneficially owned by Philip E. Bowles, one of the Company’s directors, will be tendered in the Offer, as well as 278 shares of Common Stock held of record by the Crowley Foundation, but controlled by Thomas B. Crowley, Jr. Other than Thomas B. Crowley, Jr., Molly M. Crowley and Christine S. Crowley (collectively, the “Crowleys”), Purchaser, Philip E. Bowles and the Crowley Foundation, no other executive officer, director or affiliate of the Company beneficially owns any shares of Common Stock (other than as a participant in one or more of the Plans), and thus will not tender any shares of Common Stock pursuant to the Offer.

Continuing Equity Interest. Unlike the Unaffiliated Stockholders, the Continuing Stockholders will own, directly or indirectly, all of the outstanding shares of Common Stock following the Merger.

Indemnification. Article VIII of the Company’s by-laws requires the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company or of a subsidiary of the Company or by reason of the fact that such director or officer is or was serving at the request of the Company as a director, officer, employee, trustee, fiduciary, advisor or agent of another company, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by the DGCL. In addition, such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee, trustee, fiduciary, advisor or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Furthermore, the Company may indemnify any other person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was an employee or agent of the Company or a subsidiary of the Company or is or was serving at the request of the Company as a director, officer, employee, trustee, fiduciary, advisor or agent of another company, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that a corporation has the power to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in non-derivative actions, suits or proceedings if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, as determined in accordance with the DGCL. Section 145 also provides that a corporation has the power to indemnify directors, officers, employees or agents against such expenses incurred by the person in connection with the defense or settlement of derivative actions or suits actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Chancery Court or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Chancery Court or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Special Committee. Each member of the Special Committee receives additional director’s fees of $1,500 per in-person meeting and $650 per telephonic meeting to compensate for his service on the Special Committee. In addition, Mr. Depolo, as chair of the Special Committee, has been or will be paid $2,000 per month, and each of Messrs. Kivett and Prussia has been or will be paid $1,000 per month, for each month served on the Special Committee. These fees are not dependent on the success of the Offer or on the Special Committee’s recommendations with respect to the Offer.

Item 4.	The Solicitation or Recommendation.

(a)   Recommendation.

For the reasons set forth below, the Special Committee has unanimously (i) determined that the Offer is fair to and in the best interests of the Unaffiliated Stockholders, and (ii) recommended to the Board of Directors that it recommend that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock pursuant thereto. As of the date hereof, the members of the Special Committee held no shares of Common Stock and no options to purchase any shares of Common Stock.

Following the meeting of the Special Committee at which the foregoing action was taken, a majority of the Board of Directors of the Company, based upon the recommendation of the Special Committee, (i) determined that the Offer is fair to and in the best interests of, the Unaffiliated Stockholders, and (ii) recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock pursuant thereto.

(b)   Reasons.

Background of the Offer.

Set out below is a summary of certain events related to the Offer.

During December 2006, counsel for the defendants and counsel for the plaintiffs in Franklin, acting at the direction of their clients, held discussions concerning possible settlement of that action by providing plaintiffs an opportunity to sell their shares for cash to liquidate their positions in the Company. Plaintiffs agreed to consider a tender offer for their shares, but insisted that the purchase price substantially exceed the bid price for the Common Stock (which at the time was approximately $1,800 per share). Following further negotiations, plaintiffs indicated through their counsel that they would favorably consider an offer of $2,990 per share in cash for their Common Stock in the context of a tender offer made at the direction of Thomas B. Crowley, Jr. for all outstanding shares of Common Stock other than those shares beneficially owned by the Continuing Stockholders.

On January 16, 2007, the Board of Directors formed the Special Committee. The Board of Directors authorized and directed the Special Committee to review, evaluate and recommend to the Board of Directors what action should be taken with respect to any tender offer extended to the Company’s stockholders pursuant to a settlement of Franklin, including recommending to the Board of Directors the position the Board of Directors should take in response to any such tender offer. The Special Committee was also authorized and empowered to retain such advisors as it deemed necessary or appropriate to discharge its responsibilities.

In the weeks following this meeting of the Board of Directors, counsel for the defendants and counsel for the plaintiffs in Franklin, acting at the direction of their clients, negotiated a Stipulation and Agreement of Compromise, Settlement and Release (the “Stipulation”), which provides, among other things, for the Offer and dismissal of the Franklin complaint, subject to completion of the Offer and approval by the Delaware Chancery Court.

In addition, counsel for Purchaser negotiated an agreement (the “Plan Contribution Agreement”) with the independent fiduciary for the Plans, which provides for the contribution to Purchaser of the shares of Common Stock held by the Plans. In connection with the negotiations with respect to the Plan Contribution Agreement, the independent fiduciary sought and obtained amendments to the then-existing Plan documents as a condition to the Plans entering into the Plan Contribution Agreement. An agreement (the “Crowley Contribution Agreement”) was also prepared pursuant to which the Crowleys and the other entities in the Crowley Group would contribute to Purchaser the shares of capital stock of the Company beneficially owned by the Crowleys and the other entities in the Crowley Group. (The Plan Contribution Agreement and the Crowley Contribution Agreement are sometimes referred to herein collectively as the “Contribution Agreements.”) The Contribution Agreements and the amendments to the Plan documents were executed on March 16, 2007.

On January 18, 2007, the Special Committee held a meeting to consider engaging independent legal counsel. The Special Committee invited the law firm of Morrison & Foerster LLP (“Morrison & Foerster”) to discuss with the Special Committee its experience in transactions such as the Offer and whether it had any material conflicts with respect to the Offer and the Merger. Following such discussion the Special Committee determined to engage Morrison & Foerster as its independent legal counsel. The Special Committee asked Morrison & Foerster to discuss the anticipated schedule for the Offer and the Merger and to discuss the fiduciary obligations of the Special Committee to the Unaffiliated Stockholders. The Special Committee also discussed with Morrison and Foerster whether it would be in the interests of the Unaffiliated Stockholders to retain additional advisors, such as a financial advisor or special Delaware counsel.

On January 31, 2007, the Special Committee met with Morrison & Foerster to discuss the potential Offer. The Special Committee discussed its fiduciary duties with respect to the Offer and determined to retain special Delaware counsel for purposes of providing independent advice to the Special Committee. The Special Committee also discussed further whether it would be in the interests of the Unaffiliated Stockholders to retain an independent financial advisor.

On February 22, 2007, the Special Committee met with Morrison & Foerster to discuss the potential Offer. The Special Committee discussed their fiduciary duties and the Company’s disclosure obligations in connection with the Offer. The Special Committee also discussed the financial status of the Company and the information potentially available to them regarding the Company. The Special Committee requested from the Company a copy of certain valuation reports provided to the administrative committee of the Company (the “Administrative Committee”) by the Administrative Committee’s independent financial advisor in connection with the Plans relating to the fair market value of the Common Stock as of June 30, 2006 and December 31, 2005. The Special Committee discussed the role of the valuation reports and the possible changes to the fair market value of the Common Stock since their preparation. The Special Committee also discussed the appropriateness of utilizing a marketability discount in determining the fair market value of the Common Stock held by minority holders, given the extremely limited trading volume of the Common Stock. The Special Committee determined to request a meeting with that financial advisor and also to consider further whether to retain a separate financial advisor.

Following the meeting, at the direction of the Special Committee, representatives of Morrison & Foerster contacted the independent financial advisor to the Administrative Committee to request a copy of a more recent valuation report. The financial advisor declined to provide copies of valuation reports to the Special Committee, noting that it had been engaged to provide the valuation reports solely for the use and benefit of the Administrative Committee, that the reports had been prepared in connection with operation of the Plans and not in contemplation of the Offer or the Merger or any similar transaction; and that the valuations had not been prepared as of recent dates and had not been updated. Morrison & Foerster reported this result to the Special Committee. The Special Committee then determined that it would be in the best interests of the Unaffiliated Stockholders for the Special Committee to engage an independent financial advisor.

On February 25, 2007, Mr. Depolo, called Thomas B. Crowley, Jr. to inform him that the Special Committee had decided to engage a financial advisor and that the financial advisor would review the financial status of the Company in connection with its engagement. The following day Morrison & Foerster, on behalf of the Special Committee, contacted counsel for Purchaser to inform them of the Special Committee’s decision to engage an independent financial advisor.

On February 27, 2007, the Special Committee held a meeting with Morrison & Foerster. The Special Committee discussed with Morrison & Foerster the securities filings required in connection with the proposed Offer and the role of the Special Committee in connection with such filings. The Special Committee also discussed the potential advantages of engaging an investment bank to assist them with their review of the Offer, and confirmed their intent to engage an independent financial advisor. The Special Committee determined to contact several potential financial advisors regarding this engagement. Following the meeting the Special Committee and its advisors attempted to contact potential financial advisors. Of the six financial advisors approached, two agreed to meet with the Special Committee. At a meeting of the Board of Directors later that day, the Special Committee reported to the Board of Directors their decision to engage an independent financial advisor.

On February 28, 2007, Mr. Depolo and Mr. Prussia, on behalf of the Special Committee, met with representatives of two financial advisors that had agreed to meet with them. Each firm discussed its relevant experience and responded to questions on various matters, including whether the firm had any involvement with the Company or the Crowleys. Later that day, the Special Committee met to review the presentations made by the two financial advisors. The Special Committee then selected JMP Securities LLC (“JMP”) as its financial advisor.

Following the Special Committee’s selection of JMP as its financial advisor, JMP, at the direction of the Special Committee, contacted representatives of the Company and began reviewing financial information of the Company. Such discussions and review continued through the delivery of their report to the Special Committee.

On March 6, 2007, counsel to Purchaser provided to the Special Committee a revised draft of the Offer to Purchase. The draft Offer to Purchase included language confirming that the Crowleys had no interest in selling their shares of Common Stock and that they then intended to reject in the future acquisition proposals made by third parties.

After the Special Committee received from counsel to Purchaser updated drafts of the Offer to Purchase since March 6, 2007, the Special Committee, with its legal counsel and financial advisor, met on March 14, 2007 to discuss the potential Offer. JMP provided an overview of the financial terms of the Offer and gave a presentation to the Special Committee on the methodologies, assumptions and limitations underlying JMP’s analysis of the financial aspects of the Offer. (For a summary of those methodologies, assumptions and limitations, see “Analyses by JMP Securities LLC” below.) JMP then informed the Special Committee that, based on its analyses and subject to those limitations and assumptions, it was JMP’s opinion that, as of March 14, 2007, the consideration to be paid in the Offer was fair to the Unaffiliated Stockholders from a financial point of view. The Special Committee asked questions of JMP and discussed their analyses and opinion. The foregoing summary is subject to the assumptions, limitations and qualifications contained in the written opinion dated as of March 14, 2007, of JMP, which is attached hereto as Annex A. Morrison & Foerster then reviewed with the Special Committee the terms of the potential Offer and the Merger and Purchaser’s draft of the Offer to Purchase, copies of which had been distributed to the Special Committee prior to the meeting. The Special Committee also discussed with Morrison & Foerster their fiduciary duties with respect to the Offer.

After discussing the Offer at length and considering certain matters described below, the Special Committee concluded that the Offer Price was fair to the Unaffiliated Stockholders. The Special Committee, by unanimous vote, then (i) determined that the Offer is fair to, and in the best interests of, the Unaffiliated Stockholders, and (ii) recommended to the Board of Directors that it recommend that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock pursuant thereto.

At a meeting of the Board of Directors held later that day to consider the proposed settlement of the Franklin lawsuit and the Offer and to take certain related actions, the Special Committee reported to the Board of Directors its determination and recommendation. Following deliberation, a majority of the Board of Directors (i) determined that the Offer is fair to, and in the best interests of, the Unaffiliated Stockholders, and (ii) recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock pursuant thereto. Directors Thomas B. Crowley, Jr. and Molly Crowley abstained from voting on this determination and recommendation of the Board of Directors. Director Cameron W. Wolfe, Jr. was absent from the meeting at which this vote was taken. At the meeting, the Board of Directors also approved the terms of the Franklin settlement and the final form of the Stipulation.

The Stipulation was executed as of March 19, 2007. While the Offer is proceeding, the Stipulation will be provided to the Delaware Chancery Court for approval of the form of notice to be sent to the putative class and the Company’s stockholders informing them of the principal terms of the proposed settlement, the hearing to be held by the Delaware Chancery Court to determine whether to approve the settlement, and the stockholders’ right to appear at that hearing. If the Delaware Chancery Court approves the settlement, the parties will ask the Delaware Chancery Court at the settlement hearing to enter an Order and Final Judgment dismissing the action with prejudice on the merits in accordance with the terms of the Stipulation.

The Stipulation has been incorporated by reference as an exhibit to the Schedule TO.

Considerations.

In connection with reaching the recommendation described above, the Special Committee determined that the Offer is substantively and procedurally fair to the Unaffiliated Stockholders. In reaching this determination, the Special Committee considered a number of factors.

The following is a summary of the material factors that the Special Committee considered:

1.   Settlement by Franklin Plaintiffs. The Offer Price was negotiated at arm’s length between Purchaser and the Franklin plaintiffs and, in the Stipulation, the Franklin plaintiffs have agreed to tender in the Offer and not withdraw all of the shares of Common Stock they own or control. The Special Committee also considered that it had not negotiated the Offer Price with Purchaser and that the Special Committee was not able to confirm whether the Franklin plaintiffs had any additional motives that might influence their decision to accept the Offer Price.

2.   Financial Analyses by JMP. JMP discussed with the Special Committee JMP’s financial analyses of the Company and the Offer, using various methodologies, including comparable public company analysis, comparable precedent transaction analysis, discounted cash flow analysis and premiums paid analysis. The financial analyses of JMP are described in more detail later in this Schedule 14D-9.

3.   Fairness Opinion of JMP. The Special Committee considered the opinion of JMP, to the effect that, as of March 14, 2007, and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to the Unaffiliated Stockholders. The opinion of JMP is described below and is included in its entirety as Annex A hereto.

4.   Lack of Liquidity, Trading Volume and Analyst Coverage. The Offer and the Merger will provide cash consideration to, and immediate liquidity for, the Unaffiliated Stockholders whose ability to sell their shares of Common Stock is adversely affected by the nearly complete lack of liquidity for the shares of Common Stock. Since the Company registered the Common Stock under the Exchange Act of 1934 in April 2002, the “pink sheets” have reported only eight trades in the Common Stock for a total of approximately 2,100 shares. In the last twelve months only one trade has been reported - for 356 shares on May 17, 2006.

5.   Premium and Historical Market Prices of Company Stock. The Offer Price represents a substantial premium compared to the range of daily closing bid prices per share of Common Stock reported in the “pink sheets.” The Company’s last closing trading price was $1,805 per share as of May 17, 2006. When the $2,990 price was negotiated with the Franklin plaintiffs, the bid price was approximately $1,800 per share.

6.   Majority of the Minority Condition; Minimum Condition. The Offer is conditioned on the Majority of the Minority Condition, which Purchaser has indicated in the Offer to Purchase it will not waive. Accordingly, the Offer is conditioned on there being validly tendered and not withdrawn at least that number of shares of Common Stock that represent a majority of the shares held by the Unaffiliated Stockholders. The Offer also is subject to the Minimum Condition, which would require an even higher number of shares of Common Stock to be validly tendered and not withdrawn. Purchaser has not indicated that it will not waive the Minimum Condition, but any waiver of the Minimum Condition would be disclosed by Purchaser prior to consummation of the Offer. Because of the structure of the Offer as a tender offer each stockholder may make his, her or its own decision as to whether or not to tender.

7.   Dividends. The Common Stock has never paid any dividends and, at least so long as the Series A Preferred is outstanding, would not be expected to pay any dividends.

8.   Crowleys’ Unwillingness to Sell the Company. The Crowleys informed the Special Committee and confirmed in the Offer to Purchase that they have no interest in selling the shares of Common Stock that they hold and that they presently intend to reject in the future acquisition proposals made by third parties. The Crowleys also have indicated that they are unwilling to liquidate the Company.

9.   No Opportunity to Participate in Future Growth; Certainty of Value. Stockholders who tender their shares of Common Stock in the Offer or whose shares of Common Stock are converted in the Merger will not have the opportunity to participate in any future growth in the value of the Company. However, such stockholders also would receive the cash Offer Price and would not be exposed to the possibility of future declines in the price at which the shares of Common Stock trade.

10.   Possible Decline in the Market Price of the Shares of Common Stock if Purchaser Withdraws the Offer. The possibility that, if a transaction with Purchaser is not consummated or Purchaser were to withdraw the Offer, the market price for the shares of Common Stock could decline to pre-Offer market prices.

11.   Availability of Appraisal Rights for Holders who do not Tender Shares. Stockholders who do not tender shares of Common Stock, or who tender but then withdraw shares of Common Stock, may exercise statutory rights for an appraisal of the “fair value” of their shares of Common Stock if Purchaser completes the Offer and proceeds with the Merger as described in the Offer to Purchase. Those rights, including the procedures stockholders must follow in order to effectively demand and perfect such rights, are summarized under Item 8 in this Schedule 14D-9 The DGCL statute governing appraisal rights is attached as Annex B.

12.   Timing of Completion. Stockholders who tender shares of Common Stock will receive the Offer Price promptly after consummation of the Offer. Stockholders who do not tender their shares are expected to receive the same consideration in the Merger as that received by the stockholders who do tender their shares in the Offer.

13.   Conflicts of Interest. The conflicts of interest of certain Company officers and directors, as described elsewhere in this Schedule 14D-9.

14.   Taxable Transaction. The consideration received by the stockholders in the Offer and the Merger would be taxable to the stockholders for federal income tax purposes, as discussed in the Offer to Purchase in the section entitled “The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences.”

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes all material factors considered by the Special Committee. The Special Committee did not assign any relative or specific weights to the foregoing factors, and individual members of the Special Committee may have given differing weights to different factors. In making its determination and recommendation, the Special Committee considered all of these factors, taken as a whole. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

On at least an annual basis, the Administrative Committee appointed by the Company to administer the Plans has obtained a valuation of the Common Stock from an independent financial advisor upon which it has based its determination of the fair market value of the Common Stock to use in the operation and administration of each Plan. Based on such valuation, the Administrative Committee determined that the fair market value per share of Common Stock as of June 15, 2006, expressed on a nonmarketable, minority interest basis, was $1,913 and that the fair market value per share of Common Stock, as of December 31, 2005, expressed on a nonmarketable, minority interest basis, was $1,641, and, without the nonmarketable discount, was $2,525. No opinion was expressed, and the Administrative Committee was not required to and did not determine a fair market value per share of Common Stock on a marketable minority basis at June 15, 2006. However, in the text of the valuation that expresses an opinion as to the per-share value on a nonmarketable minority interest basis, reference is made to a per-share value on a marketable minority basis as of that date of $2,943.

These valuations were determined in connection with the operation and administration of the Plans and not in contemplation of, or in connection with, the Offer or the Merger. The Plan valuations were based on a number of assumptions, qualifications and limitations deemed appropriate for purposes of the Plan valuations, which may not be appropriate for purposes of evaluating the value of shares of Common Stock in connection with the Offer and the Merger. In addition, the Plan valuations are not as of recent dates and do not take into account subsequent events or changes affecting the global and U.S. economies and financial markets generally, the Company’s industry or lines of business specifically or the business, results of operations, condition (financial and other) or prospects of the Company. Stockholders are urged to consult their own advisors with respect to the current values of shares of Common Stock. Additionally, the Plan valuations do not purport to analyze or address the fairness of the consideration to be received by stockholders of the Company in the Offer and the Merger.

The Special Committee did not believe that the book value per share of Common Stock or the liquidation value of the Company's assets would be meaningful measures of the fair value of the shares of Common Stock. Moreover, given that the Crowleys have stated that they are unwilling to liquidate the Company or sell their shares of Common Stock, the Special Committee did not believe that liquidation was a realistic alternative for their analysis.

The recommendation of the Company's Board of Directors was based on (i) the recommendation of the Special Committee and (ii) the Special Committee having received the opinion of JMP to the effect that, as of March 14, 2007, and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to the Unaffiliated Stockholders.

Analyses by JMP Securities LLC.

JMP was asked by the Special Committee to render an opinion to the Special Committee as to as to whether the Offer Price to be received by the Unaffiliated Stockholders with respect to the Offer is fair from a financial point of view to such holders. On March 14, 2007, JMP delivered to the Special Committee its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the Offer Price to be received by the Unaffiliated Stockholders pursuant to the Offer is fair from a financial point of view to such holders.

The full text of the written opinion of JMP is attached to this Schedule 14D-9 as Annex A and incorporated herein by reference. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

JMP was retained to serve as an advisor to the Special Committee and not as an advisor to or agent of any stockholder of the Company. JMP’s opinion was prepared for confidential use by the Special Committee and is directed only to the fairness to the Unaffiliated Stockholders from a financial point of view, as of the date of the opinion, of the Offer Price to be received by such holders pursuant to the Offer. JMP was not asked to consider, and its opinion does not address, the non-financial terms of the Offer or the terms of any of the related agreements to be entered into by the parties. Moreover, JMP did not attempt to independently determine the value of the outstanding Series A Preferred or Class N or the appropriateness of the amounts to be received by the holders thereof in connection with the Offer. JMP was not requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Offer or any alternatives to the Offer, negotiate the terms of the Offer, or advise the Special Committee or any other party with respect to the form of the transaction, the underlying business decision to the effect the Merger, or alternatives to the Offer. JMP expressed no opinion or recommendation as to how the Unaffiliated Stockholders should act with respect to the Offer. No restrictions or limitations were imposed by the Special Committee on JMP with respect to the investigations made or the procedures followed by JMP in rendering its opinion.

For purposes of rendering its opinion, JMP:
•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial forecasts (utilizing different management assumptions) prepared by the management of the Company;

•	reviewed the reported prices and trading activity for the Common Stock;

•
compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly traded companies that JMP believes are generally comparable to the Company;

•	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that JMP believes are generally comparable to the Company;

•	reviewed the draft Offer to Purchase dated March 13, 2007 and certain related documents; and

•	considered such other factors and performed such other analyses as JMP deemed appropriate.

JMP also met with certain officers and employees of the Company to discuss its business and prospects and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which JMP deemed relevant to the preparation of its opinion.

You should note that in conducting its review and arriving at its opinion, JMP, with the consent of the Special Committee, assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to JMP by the Company for the purposes of JMP’s opinion. JMP further relied upon the assurance of Company management that they were not aware of any facts that would make any of such information, in the light of the circumstances in which it was provided or obtained, inaccurate or misleading. With respect to the financial forecasts furnished by Company management, JMP assumed that they were reasonably prepared on bases reflecting the best then-available estimates and judgments of the future financial performance of the Company. JMP was not engaged to assess the reasonableness or achievability of such forecasts or the assumptions on which they were based and expressed no view as to such forecasts or assumptions.

JMP also assumed that the transactions contemplated by the Offer to Purchase would be completed and that the conditions set forth by the Offer to Purchase would be satisfied, including, among other things: (1) the Delaware Chancery Court approving the settlement of Franklin, dismissing the lawsuit and the time for appeal of the Court’s approval having expired, (2) the Majority of the Minority Condition and (3) the Minimum Condition.

Further, JMP assumed completion of the Merger and of the Purchaser’s binding agreements with certain directors of the Company and certain persons and entities they control and, separately, with the Plans requiring them to contribute all their shares of capital stock of the Company in exchange for its capital stock at the same time the Purchaser accepts for payment the shares of Common Stock Purchaser is seeking in the Offer.

Moreover, JMP assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on the Offer Price. JMP also assumed that the terms and conditions of the Offer to Purchase dated March 13, 2007 and reviewed by JMP, would not be changed in any material respects and that all conditions to the consummation of the Offer would be satisfied without waiver thereof.

JMP did not act as legal, tax or regulatory advisors and relied upon, without independent verification, the assessment of the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. JMP is not in the business of appraising tangible assets and did not make any independent valuation or appraisal of any or all of the assets or liabilities of the Company. JMP’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of JMP’s opinion may have affected the opinion and the assumptions used in preparing it, and JMP did not have any obligation to, nor did it, update, revise or reaffirm its opinion.

The following is a brief summary of the analyses performed by JMP in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by JMP but includes all material factors considered by JMP in rendering its opinion. JMP drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Offer Price.

Each analysis performed by JMP is a common methodology utilized in determining valuations. Although other valuation techniques may exist, JMP believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for JMP to arrive at its opinion.

In each case where JMP relied on management forecasts or estimates, JMP evaluated both the Company’s “upside scenario” and its “downside scenario.” While the Company’s upside projections are deemed its “base case” projections, the Company has a history of not meeting these projections and as such, JMP analyzed the Company’s downside scenario as well.

Comparable Public Company Analysis

JMP reviewed and compared publicly available selected financial data and stock trading prices for eight publicly traded maritime shipping services companies, chosen by JMP, that it deemed to be comparable to the Company. The comparable companies chosen by JMP included:

Alexander & Baldwin Inc.	Overseas Shipholding Group Inc.

Horizon Lines, Inc.	Seacor Holdings Inc.

International Shipholding Corp.	Tidewater Inc.

Kirby Corp.	Trico Marine Services Inc.

For the Company and each of these comparable companies, JMP initially calculated the applicable company’s ratios of the total enterprise value as of March 13, 2007, calculated as the applicable company’s market capitalization, plus total debt, minus cash and cash equivalents (except that for the Company, the product of the number of Common Stock outstanding multiplied by the Offer Price was substituted for market capitalization), to (1) that company’s actual or estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for each of fiscal years 2006 and 2007, (2) that company’s actual EBITDA minus capital expenditures, net of gains on sale of assets) for fiscal year 2006, and (3) that company’s actual or estimated earnings before interest and taxes, or EBIT, for each of fiscal years 2006 and 2007. Fiscal year 2006 EBITDA, EBIT and capital expenditures were actual figures available in publicly-filed SEC reporting documents for the twelve months representing each company’s fiscal year 2006. Fiscal year 2007 estimates for the comparable companies were based on analyst estimates and excluded extraordinary items; corresponding estimates for the Company were based on the Company management’s “upside scenario” projections.

JMP also calculated the ratios of the equity value of the Company as of March 13, 2007 (calculated by multiplying the number of Common Stock outstanding multiplied by the Offer Price), to the Company’s actual or estimated net income for the Company’s fiscal years 2006 and 2007, and compared that to the comparable companies’ actual or estimated price to earnings ratios (calculated as the applicable company’s stock price divided by its actual or estimated earnings for the calendar years 2006 and 2007). Earnings estimates for the comparable companies were based on analyst estimates and excluded extraordinary items; corresponding estimates for the Company were based on Company management’s “upside scenario” projections.

JMP next calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons:

Ratio	Enterprise Value			EBITDA -	Enterprise Value / EBIT			Price / Earnings
	/ EBITDA			CAPEX
	2006A		2007E	2006A	2006A		2007E	2006A		2007E

Comp. Companies
Multiple
Mean:	7.6 x	-	6.5 x	11.8 x	10.6 x	-	10.1 x	13.6 x	-	14.3 x
Median:	7.6	-	6.4	9.0	8.6	-	9.9	10.9	-	15.0
High:	10.7	-	8.1	23.4	16.9	-	14.8	22.0	-	18.6
Low:	4.1	-	4.5	4.8	5.1	-	5.9	6.6	-	9.1

Ratio								Equity Value /
Net Income
								2006A		2007E
Company Implied
Transaction Multiple	6.0 x	-	4.1 x	24.6 x	11.7 x	-	7.4 x	15.2 x	-	9.7 x

JMP also conducted a sensitivity analysis using 20% lower “downside scenario” financial projections provided by Company management, in light of management’s disclosure that the Company has historically not met its base case projections.

Based on a review of Company management’s downside scenario financial projections, JMP calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons:

Ratio	Enterprise Value			EBITDA -	Enterprise Value / EBIT			Price / Earnings
	/ EBITDA			CAPEX
	2006A		2007E	2006A	2006A		2007E	2006A		2007E

Comp. Companies
Multiple
Mean:	7.6 x	-	6.5 x	11.8 x	10.6 x	-	10.1 x	13.6 x	-	14.3 x
Median:	7.6	-	6.4	9.0	8.6	-	9.9	10.9	-	15.0
High:	10.7	-	8.1	23.4	16.9	-	14.8	22.0	-	18.6
Low:	4.1	-	4.5	4.8	5.1	-	5.9	6.6	-	9.1

Ratio								Equity Value /
Net Income
								2006A		2007E
Company Implied
Transaction Multiple	6.0 x	-	4.4 x	24.6 x	11.7 x	-	8.6 x	15.2 x	-	12.3 x

No company utilized in the comparable public company analysis is identical to the Company. Mathematical analysis of comparable public companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

Precedent Transaction Analysis

JMP selected for review 13 other recent, comparable merger and acquisition transactions in the maritime shipping services industry and conducted an analysis of these transactions based on certain publicly available financial data and the purchase prices paid.

Comparable Transactions

Announcement Date	Buyer Name	Seller Name

September 25, 2006	Overseas Shipholding Group, Inc.	Maritrans, Inc.
September 18, 2006	Teekay Shipping Corp.	Petrojarl ASA
August 14, 2006	World Wide Shipping Agency, Inc.	General Maritime Corp.
December 9, 2005	Babcock & Brown Infrastructure Group	PD Ports PLC
August 22, 2005	Navalmar UK Ltd.	MC Shipping, Inc.
August 21, 2005	TUI AG	CP Ships Ltd.
June 20, 2005	Wilh. Wilhelmsen ASA	Unitor ASA
March 31, 2005	Auckland Regional Council	Ports of Auckland Ltd.
March 16, 2005	SEACOR Holdings, Inc.	Seabulk International, Inc.
December 13, 2004	Overseas Shipholding Group, Inc.	Stelmar Shipping Ltd.
September 10, 2004	Sime Darby Bhd.	Jaya Holdings Ltd.
August 24, 2004	Siem Industries	Star Reefers Inc.
May 4, 2004	Navalmar UK Ltd.	MC Shipping, Inc.

For the Offer and each comparable transaction, JMP initially calculated the total enterprise value of the transaction (the market value of the target company’s equity securities, plus its debt, minus its cash and cash equivalents; where the transaction involved an acquisition of less than 100% of the seller’s equity securities, transaction values were adjusted to assume a 100% acquisition) as multiples of (1) the target company’s actual EBIT, EBITDA, EBITDA minus capital expenditures, net of gains on sale of assets), and net income for the latest twelve month period (“LTM”) ended on the last day of the period covered by the target company’s Form 10-K, Form 10-Q, or equivalent foreign securities report, as applicable, last filed prior to the announcement of the relevant transaction, and (2) the target company’s estimated EBIT, EBITDA, and net income for the next twelve month period (“NTM”) beginning immediately after the last day of the period covered by the target company’s Form 10-K, Form 10-Q, or equivalent foreign securities report, as applicable, last filed prior to the announcement of the relevant transaction.

JMP next calculated the average, median, high, and low multiples among the comparable companies for each ratio described above, and compared each resulting multiple to the corresponding Company multiple implied in the Offer:

				EBITDA
	EBITDA			- CAPEX	EBIT Multiple			Net Income
	Multiple			Multiple				Multiple
	LTM		NTM	LTM	LTM		NTM	LTM		NTM
Comparable
Transaction Multiples
Mean:	10.8 x	-	9.6 x	17.2 x	16.2 x	-	14.6 x	20.6 x	-	15.4 x
Median:	10.7	-	8.5	14.2	16.6	-	13.2	19.1	-	12.7
High:	18.3	-	13.5	36.3	25.3	-	20.6	32.4	-	29.6
Low:	4.1	-	7.0	7.5	8.3	-	10.1	13.4	-	5.6

Company Implied
Transaction Multiple	6.0 x	-	4.1 x	24.6 x	11.7 x	-	7.4 x	15.2 x	-	9.7 x

JMP also conducted a sensitivity analysis using 20% lower “downside scenario” NTM financial projections provided by Company management, in light of management’s disclosure that the Company has historically not met its base case projections.

Based on a review of the Company management’s downside scenario financial projections, JMP calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons:

				EBITDA
	EBITDA			- CAPEX	EBIT Multiple			Net Income
	Multiple			Multiple				Multiple
	LTM		NTM	LTM	LTM		NTM	LTM		NTM
Comparable
Transaction Multiples
Mean:	10.8 x	-	9.6 x	17.2 x	16.2 x	-	14.6 x	20.6 x	-	15.4 x
Median:	10.7	-	8.5	14.2	16.6	-	13.2	19.1	-	12.7
High:	18.3	-	13.5	36.3	25.3	-	20.6	32.4	-	29.6
Low:	4.1	-	7.0	7.5	8.3	-	10.1	13.4	-	5.6

Company Implied
Transaction Multiple	6.0 x	-	4.4 x	24.6 x	11.7 x	-	8.6 x	15.2 x	-	12.3 x

No transaction utilized in the precedent transaction analysis is identical to the Offer. Mathematical analysis of comparable transaction data (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

JMP performed discounted cash flow analyses using Company management’s “upside scenario” projections, net of asset recoveries, for each of the years ended 2007 through 2015. For purposes of estimating unlevered free cash flows, capital expenditures were calculated net of proceeds from asset dispositions, and a 35% Company tax rate was assumed.

To generate a range of enterprise values for the Company, JMP first estimated the Company’s cost of debt at 5.2%, cost of equity at 18.5%, and weighted average cost of capital, or WACC, at 11.5%. JMP then estimated a set of WACCs (9.5%, 10.5%, 11.5%, 12.5%, and 13.5%) around that 11.5% figure and a set of terminal growth rates after 2015 ranging from 1% to 5%. To calculate a set of enterprise values, JMP then took the net present value of estimated unlevered free cash flows under various WACC and terminal growth rate assumptions, and presented the results on a per share of Common Stock basis:

				Terminal Growth Rate
				(After 2015)

		1%	2%	3%	4%	5%
	9.5%	2,064.1	2,216.8	2,437.1	2,782.4	3,401.6
Discount	10.5%	1,696.9	1,784.3	1,898.5	2,054.1	2,278.4
Rate	11.5%	1,412.4	1,469.3	1,539.6	1,628.6	1,744.9
(WACC)	12.5%	1,175.8	1,216.1	1,264.0	1,321.9	1,393.5
	13.5%	971.1	1,001.1	1.036.0	1,077.0	1,125.7

JMP noted that the Offer Price exceeded the implied per share of Common Stock prices under its discounted cash flow analysis, except when a discount rate of 9.5% and terminal growth rate of 5% are assumed.

JMP also performed discounted cash flow analyses using Company management’s “downside scenario” projections, net of asset recoveries, for each of the years ended 2007 through 2015. For purposes of estimating unlevered free cash flows, capital expenditures were calculated net of proceeds from asset dispositions, and a 35% Company tax rate was assumed.

To calculate a set of enterprise values, JMP then took the net present value of estimated unlevered free cash flows under various WACC and terminal growth rate assumptions, and presented the results on a per share of Common Stock basis:

				Terminal Growth Rate
				(After 2015)

		1%	2%	3%	4%	5%
	9.5%	1,142.4	1,295.1	1,515.3	1,860.7	2,479.9
Discount	10.5%	808.0	895.4	1,009.6	1,165.1	1,389.5
Rate	11.5%	554.4	611.4	681.7	770.6	886.9
(WACC)	12.5%	347.0	387.3	435.2	493.1	564.7
	13.5%	169.9	199.9	234.8	275.8	324.5

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results.

Historical Stock Trading Analysis and Premiums Paid Analysis

JMP reviewed the high, low and closing prices and trading volumes of the Common Stock over the period April 15, 2002 through March 13, 2007. JMP noted that although the Common Stock never closed above the Offer Price of $2,990 per share within this period, only eight trades of an aggregate 2,076 shares were executed during this period. JMP noted that historical performance of the thinly-traded Common Stock may be a less reliable indicator of the underlying value of the Common Stock than the other analyses discussed herein.

JMP then reviewed the 13 comparable merger and acquisition transactions described above under the heading “Precedent Transaction Analysis,” examining the closing stock price of each at one, five, ten, twenty, thirty and sixty days prior to the announcement dates of such transactions. JMP calculated the stock price acquisition premium over each such pre-announcement closing price and compared the average of all such comparable companies’ premiums to the premium (65.7%) of the Offer Price of $2,990 over the last closing trading price per share of Common Stock ($1,805 on May 17, 2006). JMP also calculated the price per share of Common Stock implied in the Offer based on the May 17, 2006 closing price of $1,805 per share and the comparable companies’ average acquisition premiums. A summary of the results of the transaction premium analysis for comparable transactions on a per share basis is set forth in the table below:

	Days Prior to Transaction Announcement Date
	1 Day	5 Days	10 Days	20 Days	30 Days	60 Days

Average Comparison Set
Acquisition Premium	14.6%	15.7%	14.2%	21.6%	30.4%	26.0%
Implied Company Price per Common Share	$2,069.35	$2,088.76	$2,061.90	$2,195.23	$2,353.46	$2,274.67

JMP noted that the Offer Price exceeds each such implied price per share of Common Stock.

JMP conducted the same premiums paid analyses using the following recent going-private transactions across multiple industries:

Announcement Date	Buyer Name	Seller Name

August 23, 2006	CP Newco, Inc	Case Pomeroy & Co, Inc.
April 20, 2006	PX Holding Corp.	Panavision, Inc.
January 30, 2006	Central Freight Lines Inc /Moyes/	Central Freight Lines, Inc.
December 13, 2005	Virbac SA	Virbac Corp.
December 2, 2005	The Saker Family Corp.	Foodarama Supermarkets, Inc.
July 8, 2005	V&S Vin & Sprit AB	Cruzan International, Inc.
January 27, 2005	Danisco A/S	Genencor International, Inc.
August 6, 2004	ERI Acquisition Corp	Elmer's Restaurants, Inc
June 25, 2004	Investor Group (management-led)	Edelbrock Corp
April 5, 2004	Hako-Werke International GmbH	Minuteman International Inc
January 27, 2004	Lawrence Weissberg Revocable	Dover Investments Corp
December 31, 2003	Investor Group (management-led)	Boyd Bros Transportation Inc
December 2, 2003	Zimmer Family	Reeds Jewelers, Inc
November 21, 2003	Lombardi Restaurant Group Inc	Chefs International, Inc
November 21, 2003	Investor Group (management-led)	Integrity Media, Inc
November 7, 2003	Barnes & Noble, Inc	barnesandnoble.com, Inc.
May 5, 2003	Westerbeke Acquisition Corp	Westerbeke Corp
March 14, 2002	Prometheus Southeast Retail Trust	Konover Property Trust

A summary of JMP’s premiums paid analysis involving going private transactions is set forth below:

	Days Prior to Transaction Announcement Date
	1 Day	5 Days	10 Days	20 Days	30 Days	60 Days

Average Comparison Set
Acquisition Premium	33.1%	30.5%	29.2%	30.3%	39.9%	36.2%
Implied Company Price per Common Share	$2,401.98	$2,356.04	$2,332.74	$2,352.25	$2,524.51	$2,459.03

The above premiums paid analyses are based on historical performance of the Common Stock, which is thinly traded, and thus may be less reliable indicators of the underlying value of such stock than the other analyses discussed herein.

Conclusion

The summary set forth above describes the principal analyses performed by JMP in connection with its opinion delivered to the Special Committee on March 14, 2007. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by JMP was carried out in order to provide a different perspective on the Offer and add to the total mix of information available. JMP did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, JMP considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, JMP did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, JMP believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, JMP made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by JMP are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Fees and Expenses

Pursuant to the terms of an engagement letter dated February 28, 2007, the Company agreed to pay JMP a $500,000 fee for rendering its opinion to the Special Committee, without regard to the conclusion stated in such opinion and without regard to whether any shares of Common Stock are purchased pursuant to the Offer. The Company also agreed in the letter agreement to reimburse JMP for all reasonable travel and out-of-pocket expenses and to indemnify JMP and its employees, agents, officers, stockholders and persons who control JMP against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of JMP’s engagement.

JMP has not previously provided investment banking or other services to the Company. However, in the ordinary course of JMP’s trading, brokerage, investment management and financing activities, JMP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of their customers, in debt or equity securities of the Company or any other company or any currency that may be involved in this transaction.

(c)   Intent to Tender.

To the Special Committee’s knowledge after reasonable inquiry, it is expected that the shares of Common Stock beneficially owned by Philip E. Bowles, one of the Company’s directors, will be tendered in the Offer, as well as 278 shares of Common Stock held of record by the Crowley Foundation, but controlled by Thomas B. Crowley, Jr., the Company’s and Purchaser’s Chairman of the Board.

Other than the Crowleys, Purchaser, Philip E. Bowles and the Crowley Foundation, no executive officer, director or affiliate of the Company beneficially owns any shares of Common Stock (other than as a participant in one or more of the Plans), and thus will not tender any shares of Common Stock pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Special Committee retained JMP pursuant to a letter agreement, dated February 28, 2007. This letter agreement is summarized in the section of Item 4(b) above, entitled “Analyses of JMP Securities LLC—Fees and Expenses,” and such summary is incorporated herein by reference.

The Special Committee also retained Morrison & Foerster LLP to act as legal advisor to the Special Committee in connection with the Offer.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except for the transactions described herein, no transactions involving any shares of Common Stock have been effected during the past 60 days by the Company, or to the best of the Special Committee’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Crowleys.

Immediately prior to executing the Crowley Contribution Agreement:

•
Thomas B. Crowley, Jr. was deemed to beneficially own 44,270 shares of Common Stock (49.3% of the outstanding shares of that class), 314,794 shares of Series A Preferred (99.9% of the outstanding shares of that class), and 46,138 shares of Class N (100% of the outstanding shares of that class);

•
Molly M. Crowley was deemed to beneficially own 32,601 shares of Common Stock (36.3% of the outstanding shares of that class), 225,848 shares of Series A Preferred (71.7% of the outstanding shares of that class); and 46,138 shares of Class N (100% of the outstanding shares of that class), and

•
Christine S. Crowley was deemed to beneficially own 5,039 shares of Common Stock (5.6% of the outstanding shares of that class) and 15,211 shares of Series A Preferred (4.8% of the outstanding shares of that class).

(Thomas B. Crowley, Jr. is deemed the beneficial owner of all the shares attributable to Molly M. Crowley and Christine S. Crowley.)

Under the Crowley Contribution Agreement dated as of March 16, 2007, each owner of record in the Crowley Group has agreed that, subject to the satisfaction of the conditions of the Offer or the waiver of those conditions, at the time Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn, such persons will contribute all of the shares of Common Stock (43,992 shares), Series A Preferred (314,794 shares) and Class N (46,138 shares) that they own in exchange for Purchaser Common Stock (as defined below) and Purchaser Class N (as defined below). At the contribution, except as set forth below, each share of Common Stock will be exchanged for one share of the voting common stock of Purchaser (“Purchaser Common Stock”) and each share of Class N will be exchanged for one share of non-voting Class N Common Shares of Purchaser (“Purchaser Class N”). Each share of Series A Preferred will be exchanged for one-twelfth (1/12) of a share of Purchaser Common Stock. Holders of Series A Preferred will also receive additional Purchaser Common Stock equal to the number of whole shares determined by dividing (i) the amount of the accrued but unpaid dividends on the Series A Preferred on the date that Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn, by (ii) $1,200. The Marital Trust Under The Thomas B. Crowley Trust will receive a total of 31,478 shares of Purchaser Common Stock (plus such other additional shares of Common Stock as are due as a result of unpaid dividends on the Series A Preferred) and 66,282 shares of Purchaser Class N. These totals reflect an exchange by The Marital Trust Under The Thomas B. Crowley Trust of 19,943 shares of Common Stock for 20,144 shares of Purchaser Class N based on a valuation discount of shares of Purchaser Class N from Purchaser Common Stock of one percent.

Under the Crowley Contribution Agreement, each owner covenants and agrees, among other things, not to (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its capital stock in the Company or any interest therein; (ii) grant any proxies or powers of attorney, deposit any of its capital stock in the Company into a voting trust or enter into a voting agreement with respect to any of its capital stock in the Company; or (iii) take any action that would make any representation or warranty of such owner contained in the Crowley Contribution Agreement untrue or incorrect or have the effect of preventing or disabling such owner from performing its obligations under the Crowley Contribution Agreement. The Crowley Contribution Agreement extends to the expiration or termination of the Offer.

Plans.

Under the Plan Contribution Agreement dated as of March 16, 2007, each Plan has agreed that, subject to the satisfaction of the conditions of the Offer or the waiver of those conditions, at the time Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn, the Plans will contribute all of the shares of Common Stock that they own in exchange for Purchaser Common Stock. As of the date of the Plan Contribution Agreement, the Plans owned an aggregate of 14,570 shares of Common Stock. This number will increase by 25 shares of Common Stock if the Offer is consummated as a result of additional contributions to the Plans by the Company in such event, as described below. The number of shares of Common Stock contributed to Purchaser by the Plans is also subject to reduction to the extent that in connection with distributions to participants upon termination or for other reasons, the shares of Common Stock distributed are thereafter repurchased by the Company. In the contribution, each share of Common Stock will be exchanged for one share of Purchaser Common Stock.

Under the Plan Contribution Agreement, each Plan covenants and agrees, among other things, not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Common Stock or any interest therein; (ii) grant any proxies or powers of attorney, deposit any of its Common Stock into a voting trust or enter into a voting agreement with respect to any of its Common Stock; or (iii) take any action that would make any representation or warranty of such Plan contained in the Plan Contribution Agreement untrue or incorrect or have the effect of preventing or disabling such Plan from performing such Plan’s obligations under the Plan Contribution Agreement; except, in each case, for any of such actions necessary to consummate repurchases of Common Stock by the Company in accordance with the terms of such Plan’s governing documents. Purchaser is not, however, entitled to enforce any provision of the Plan Contribution Agreement against a Plan if it would cause that Plan to violate its Plan documents or, in the opinion of the Plan’s counsel, the Employee Retirement Security Act of 1974, as amended (“ERISA”). The Plan Contribution Agreement extends until the earlier of the expiration or termination of the Offer and August 15, 2007.

Prior to and in connection with the Plans’ execution of the Plan Contribution Agreement, certain administrative and substantive provisions of each Plan’s documents were amended with a view to the contribution, the Offer and the Merger (the “Plan Amendments”). The significant substantive amendments provide that after the Merger:

(1)
the valuation of shares of Common Stock held by the Crowley Maritime Corporation Retirement Stock Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan will no longer be valued on a nonmarketable minority interest basis but, like the Crowley Maritime Corporation Stock Savings Plan, will be valued on a marketable minority interest basis, and

(2)
for distributions made under each Plan during the fiscal years ending December 31, 2007, 2008, 2009 and 2010, “fair market value” will mean the higher of (a) a marketable minority interest basis fair market value as of the valuation date immediately preceding the date of distribution or (b) $2,990 per share in the case of Common Stock (or the amount determined by converting any convertible preferred stock into Common Stock and multiplying the result by $2,990).

The Plan Amendments also provide for a special contribution of shares of Common Stock to each Plan by the Company immediately prior to the time Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn, in the amounts of 14 shares to the Crowley Maritime Corporation Retirement Stock Plan, six shares to the Crowley Maritime Corporation Stock Savings Plan and five shares to the Crowley Maritime Corporation Employee Stock Ownership Plan.

In addition, the Plan Amendments provide for indemnification of each Plan by the Company for any losses (x) caused by any untrue statements or omissions in any documents (the “Offer Documents”) filed with the SEC or distributed to the Company’s stockholders in connection with the Offer and the Merger (except losses caused by any untrue statement or omission based upon information as to which the Company was not the source that is furnished by or on behalf of the Plan in writing expressly for use in the Offer Documents); (y) related to or arising out of any filings made by the Plan with the SEC in connection with the Offer; or (z) related to or arising out of any alleged or actual violation of law resulting from the Offer or the Merger. The Company, however, is not required to indemnify a Plan against any losses resulting from or arising out of any breach of any representation or warranty by the Plan in the Plan Contribution Agreement or, except where such failure to perform is based upon a determination by a fiduciary of and/or for the Plan that such performance would cause the Plan to violate its Plan documents or, in the opinion of the Plan’s counsel, ERISA, or any willful failure to perform any covenant or agreement of the Plans in the Plan Contribution Agreement.

Franklin Plaintiffs.

As part of the settlement, the Franklin plaintiffs have agreed to tender all of the shares of Common Stock they own or control and will not oppose the Offer or the Merger, withdraw shares tendered, transfer or dispose of such shares or exercise appraisal rights in the Merger. A Schedule 13D filed with the SEC on November 30, 2004, as amended by Amendment No. 1 filed on December 27, 2005, reports holdings by the plaintiffs of 9,386 shares of Common Stock.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy of the Company, or indebtedness or capitalization of the Company.

Other than as set forth in this Schedule 14D 9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Recent Closing Bid Price.

On March 16, 2007, the closing bid price per share of Common Stock as reported in the “pink sheets” was $2,400.

State Takeover Laws.

Section 203 of the DGCL in general prohibits a Delaware corporation such as the Company from engaging in a “Business Combination” (defined to include a variety of transactions, including tender offers and mergers, with an “Interested Stockholder” (defined generally as a person that beneficially owns at least 15% of the voting stock of the subject corporation)) for three years after that person becomes an Interested Stockholder, unless, before that, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. Section 203 does not apply to any Delaware corporation that does not have a class of voting stock (a) listed on a national securities exchange, (b) authorized for quotation on the NASDAQ Stock Market or (c) held of record by more than 2,000 stockholders. Since the Company does not have a class of voting stock meeting any of these criteria, the Crowleys and Purchaser do not believe that Section 203 would apply to the Offer or the Merger.

Section 253 of the DGCL.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of each class of the outstanding shares of capital stock of the Company, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. However, if Purchaser does not acquire at least 90% of each class of the outstanding shares of capital stock of the Company pursuant to the Offer or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger.

Regulatory Approvals.

Neither the Company nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the shares of Common Stock by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth above, of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of the shares of Common Stock by Purchaser pursuant to the Offer, the Merger or otherwise.

Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. While, except as otherwise described in the Offer, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, the shares of Common Stock tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any shares of Common Stock tendered.

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (collectively, the “HSR Act”), certain acquisitions of assets and/or voting securities may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and to the Federal Trade Commission (the “FTC”), and a waiting period observed. The purchase of shares of Common Stock pursuant to the Offer is not subject to such requirements because the exemptions set forth under 16 CFR sections 802.10 and 802.30 apply.

The Antitrust Division and the FTC from time to time scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares of Common Stock by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of the Crowleys or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

Holders of shares of Common Stock do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of shares of Common Stock who has not tendered his or her shares of Common Stock in the Offer and who properly demands an appraisal of his or her shares under Section 262 of the DGCL (“Section 262”) will be entitled, in lieu of receiving the Merger consideration, to an appraisal by the Delaware Chancery Court of the fair value of his or her shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid from the date of the Merger.

The fair value determined by the court for the shares of Common Stock could be more than, less than or the same as the consideration paid in the Merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the shares of Common Stock, including, among other things, asset values and earning capacity. The Delaware Supreme Court discussed in Weinberger v. UOP, Inc. the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation.” Furthermore, the court may consider “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation.”

The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expense incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all shares of Common Stock entitled to appraisal.

Since holders of shares of Common Stock do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time. Not later than 10 days following the effective date of the Merger, the surviving corporation in the Merger will notify the record holders of shares of Common Stock as of the effective date of the Merger of the consummation of the Merger and of the availability of and procedure for demanding appraisal rights.

If any holder of shares of Common Stock who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the DGCL, the shares of Common Stock of such stockholder will be converted into the Merger consideration, without interest thereon. None of the Company, Purchaser or the Crowleys intend to make their files available to or obtain counsel or appraisal services for the Unaffiliated Stockholders.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached as Annex B to this Schedule 14D-9.

Item 9.	Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 19, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(v)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO, filed with the SEC on March 19, 2007)

(a)(1)(viii)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as Annex A to this Schedule 14D-9)*

(a)(1)(ix)	Presentation to the Special Committee of the Board of Directors of Crowley Maritime Corporation by JMP Securities LLC, dated March 14, 2007 (filed herewith electronically)

(e)(i)
Contribution Agreement by and among Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust, dated March 16, 2007 (incorporated by reference to Exhibit (d)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)

(e)(ii)
Contribution Agreement by and among Crowley Newco Corporation and the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan, dated March 16, 2007 (incorporated by reference to Exhibit (d)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)

(e)(iii)(A)
Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B. Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.8 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)

(e)(iii)(B)
Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.9 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)

(e)(iii)(C)
Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.10 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)

(e)(iii)(D)
Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998 (incorporated by reference to Exhibit No. 10.11 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)

(e)(iv)
Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr. (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717)

(e)(v)
Agreement for Contract Services between Crowley Maritime Corporation and William P. Verdon (incorporated by reference to Exhibit No. 10.1 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2005, File No. 000-49717)

(e)(vi)
Amendment No.8 to the Crowley Maritime Corporation Retirement Stock Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)

(e)(vii)
Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)

(e)(viii)
Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)

(e)(ix)
Stipulation and Agreement of Compromise, Settlement, and Release, dated March 16, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)

(g)	None.

________________________________
* Included in materials being distributed by the Company to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007

By:	/s/ Gary L. Depolo
Name:	Gary L. Depolo
Title:	Chairman of the Special Committee of the Board of Directors

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ANNEX A

OPINION OF JMP SECURITIES LLC

March 14, 2007

The Special Committee of the Board of Directors
Crowley Maritime Corporation
555 12th Street, Suite 2130
Oakland, California 94607

Members of the Special Committee of the Board of Directors:

We understand that the Special Committee has been formed to respond to a potential offer from Crowley Newco Corporation, a Delaware corporation (the “Purchaser”), to purchase all the outstanding shares of common stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation, a Delaware corporation (“Crowley Maritime”), for $2,990 per share, in cash (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase to be delivered by the Purchaser to the stockholders of Crowley Maritime (the “Offer to Purchase”). If the Offer is consummated, the Purchaser intends to merge with and into Crowley Maritime through a “short-form” merger (the “Merger”).

We understand that in order to complete the Offer to Purchase, the following conditions must be met, among other things, (1) the Delaware Chancery Court approving the settlement of Franklin Balance Sheet Investment Fund v. Crowley, dismissing the lawsuit and the time for appeal having expired and (2) there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of shares of Common Stock that constitute (a) a majority of the shares of Common Stock outstanding on the expiration date of the Offer that are beneficially owned by the unaffiliated stockholders of Crowley Maritime (consisting of all Crowley Maritime stockholders other than the Purchaser, the directors and officers of Crowley Maritime and persons and entities they control, and the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (collectively, the “Plans”)) (the “majority of the minority condition”) and (b) together with the shares of common stock beneficially owned by the Purchaser, at least ninety-five percent (95%) of the total number of shares of Common Stock outstanding on the expiration date of the Offer (the “minimum condition”).

Additionally, we understand that the Purchaser has binding agreements, with certain directors of Crowley Maritime and certain persons and entities they control and, separately, with the Plans requiring them to contribute all of their shares of capital stock of Crowley Maritime to the Purchaser in exchange for its capital stock at the same time the Purchaser accepts for payment the shares of Common Stock it is seeking in the Offer.

You have asked for our opinion as to whether the consideration (the “Consideration”) to be received by the unaffiliated stockholders of Crowley Maritime with respect to the Offer is fair from a financial point of view to such holders. For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of Crowley Maritime;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Crowley Maritime prepared by the management of Crowley Maritime;

(iii)	reviewed certain financial forecasts (utilizing different management assumptions) prepared by the management of Crowley Maritime;

(iv)	reviewed the reported prices and trading activity for the Common Stock;

(v)
compared the financial performance of Crowley Maritime and the prices and trading activity of the Common Stock with that of certain other publicly?traded companies that we believe are generally comparable to Crowley Maritime;

(vi)
reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that we believe are generally comparable to Crowley Maritime;

(vii)	reviewed the draft Offer to Purchase dated March 13, 2007 and certain related documents; and

(viii)	considered such other factors and performed such other analyses as we have deemed appropriate.

We have also met with certain officers and employees of Crowley Maritime to discuss its business and prospects and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant to the preparation of this opinion.

We, as part of our investment banking business, are customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Crowley Maritime for the purposes of this opinion. We have further relied upon the assurance of the management of Crowley Maritime that they are not aware of any facts that would make any of such information, in the light of the circumstances in which it was provided or obtained, inaccurate or misleading. With respect to the financial forecasts we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Crowley Maritime. We have not been engaged to assess the reasonableness or achievability of such forecasts or the assumptions on which they were based and express no view as to such forecasts or assumptions.

We have assumed that the transactions contemplated by the Offer to Purchase will be completed, including that the conditions set forth in the Offer to Purchase will be satisfied. Further, we have assumed that the Purchaser’s binding agreements, with certain directors of Crowley Maritime and certain persons and entities they control and, separately, with the Plans will be completed and the Merger will take place. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer to Purchase, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Consideration. We have also assumed that the terms and conditions of the Offer to Purchase, dated March 13, 2007 and reviewed by us, will not be changed in any material respects and that all conditions to the consummation of the Offer to Purchase will be satisfied without waiver thereof.

We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of Crowley Maritime and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We are not in the business of appraising tangible assets and have not made any independent valuation or appraisal of any or all of the assets or liabilities of Crowley Maritime. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, the non-financial terms of the Offer to Purchase, nor does it address the terms of any of the related agreements to be entered into by the parties. Additionally, we did not attempt to independently determine the value of the outstanding Series A Junior Convertible Preferred Stock or Class N Common Shares or the appropriateness of the amounts to be received by the holders thereof pursuant to the Offer to Purchase. We have not been requested to, and did not (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Offer to Purchase or any alternatives to the Offer to Purchase, (b) negotiate the terms of the Offer to Purchase, or (c) advise the Special Committee of the Board of Directors or any other party with respect to the form of the transaction, the underlying business decision to the effect the Merger, or alternatives to the Offer to Purchase.

We will receive a fee for providing this opinion, no portion of which is contingent upon the successful completion of the Offer to Purchase. We have not previously provided investment banking or other services to Crowley Maritime. Crowley Maritime has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities, JMP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of Crowley Maritime or any other company or any currency that may be involved in this transaction.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of Crowley Maritime only and may not be used for any other purpose or be reproduced, quoted from or referred to at any time, in whole or part, without our prior written consent, except that this opinion may be included in its entirety in any filing required to be made by Crowley Maritime in respect of the transactions identified in this opinion with the Securities and Exchange Commission if such inclusion is required by applicable law. In addition, JMP expresses no opinion or recommendation as to how the unaffiliated stockholders of Crowley Maritime should act with respect to the Offer to Purchase.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the unaffiliated stockholders of the Common Stock pursuant to the Offer is fair from a financial point of view to such holders.

Very truly yours,
/s/ JMP SECURITIES LLC
JMP SECURITIES LLC

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(1) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(2) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.